Exhibit 99.2

News Release

October 17, 2012

Update: 81 per cent of TELUS shareholders vote to approve 1:1 share exchange proposal

93 per cent excluding Mason Capital vote for 1:1 exchange

Vancouver, B.C. — Once final votes were tallied at the meeting of TELUS shareholders today, 81.1 per cent of total shares voted were in favour of TELUS’ share exchange proposal. 62.9 per cent of the 128.8 million common shares voted were in favour, and 99.5 per cent of the 127.7 million non-voting shares voted were in favour. Excluding Mason’s most recently reported voting block, 84.4 per cent of common shares voted were in favour of the exchange. As such, the voting results easily exceeded the approval thresholds for the proposal to pass, namely a simple majority of common shares voted and two-thirds of non-voting shares voted. Notably, excluding Mason’s most recently reported voting block, 93.0 per cent of total shares voted were in favour of the exchange.

Voting participation was quite high at 73.6 per cent of the common shares outstanding and 84.6 per cent of the non-voting shares outstanding. By comparison, the voting turn-out at TELUS’ 2012 and 2011 annual general meetings was 67.25 per cent and 45.4 per cent, respectively.

The following was distributed at 3:50 p.m. PST:

TELUS shareholders decisively approve 1:1 share exchange proposal

Ratification of share exchange proposal scheduled for final court approval in early November

Vancouver, B.C. — TELUS shareholders have voted strongly in favour of a proposal to exchange the company’s non-voting shares for common shares on a one-for-one basis.

None of Mason’s Capital’s four resolutions received the support from common shareholders required to pass.

TELUS will release detailed voting results later today.

“The outcome of today’s shareholder vote is distinctly positive for TELUS shareholders. Moreover, the result realized exemplifies the principles of good corporate governance and the fairness of shareholder democracy in Canada,” said Darren Entwistle, TELUS President and CEO. “We would like to express our gratitude to our shareholders for such strong support of our proposal. Shareholders made clear their desire to enhance shareholder value through improved trading liquidity and augment TELUS’ already excellent corporate governance by adopting a single class of widely held voting shares. Fundamental TELUS investor views dominated, prevailing over a self-serving hedge fund engaging in a troubling empty voting trading strategy, negative publicity campaign and multiple court challenges to try to defeat this proposal for their own profit.”

The final hearing before the B.C. Supreme Court to approve the share exchange is set for the week of November 5.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. The market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance TELUS will win the appeals commenced by Mason Capital of the two October 15 B.C. Supreme Court decisions, that there will not be further court challenges, that the final court order in respect of the Arrangement will be granted, and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com